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March 27, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.F., Mail Stop 7010
Washington, D.C. 20549-7010

Attention: H. Robert Schwall, Assistant Director

Re:	DRDGOLD Limited Form 20-F for the fiscal year ended , June 30. 2007 (File No. 0-28800)

Dear Mr. Schwall:

In response to the request of the Staff of the Securities and Exchange Commission (the "Commission"), set forth in the Staff's letter relating to the Form 20-F for the fiscal year ended June 30, 2007 (the "Filing") of DRDGOLD Limited (the "Company"), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRDGOLD Limited

By:	/s/ J.H. Dissel
Name: J.H. DISSEL
Title: ACTING CHIEF FINANCIAL OFFICER